

August 16, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Current Report on Form 8-K**
> **Amended August 5, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Regarding your response to prior comment 2:

- Please tell us the material purpose of sections 1.b and 3.b of the exhibit;

- Please confirm that the securities received by the Sellers from the Buyer were of the type defined in Rule 144(a)(3);

- Given the transfer mentioned sections 1.b and 3.b, please tell us how you concluded the disclosure in your Exchange Act filings is accurate. For example, we note that the Form 8-K you filed on February 2, 2010 and Form 10-Q you filed on February 22, 2010 indicates that the Buyer transferred to you all of the

securities it acquired from the Sellers, rather than only a portion of those
securities, and that you continued to hold that amount until the transaction with
WES Consulting. We also note similar statements in your response 2 in your
letter dated June 21, 2010;

- Tell us where and whether the Sellers and Buyer reported the transfer mentioned
in sections 1.b and 3.b pursuant to Section 16 of the Exchange Act; and

- Refer to Exhibits 3, 5 and 7 to the agreement mentioned in your response to the
last bullet. If the vote or consent of the shareholders of WES Consulting was
actually solicited in connection with approving the transactions mentioned in
those exhibits, then it is unclear why you believe the proxy and information
statement rules do not apply regardless of whether the transaction could have been
accomplished through only the action of the board of WES Consulting. Please
expand your response accordingly.

2.   We are unable to provide you any comfort regarding the accuracy of your analyses or
conclusions in your responses to our comments, including in your response to prior
comment 3 and related comments. We refer you to the acknowledgements that you
include with your responses as mentioned at the end of this letter.

We issued 4,300,000 . . ., page 17

3.   We note your revisions in response to prior comment 7. You disclose here that Mr.
Friedman's Liberator Series A Preferred Stock "has since been exchanged."   However, it
appears from the preliminary information statement filed on November 25, 2009 by WES
Consulting that such exchange has not yet occurred. Please reconcile.

Certain Relationships, page 25

4.   We note your revisions in response to prior comment 6. With a view toward disclosure,
please tell us how your reference here to "no transactions during the last fiscal year" is
consistent with the time period mentioned in Instruction 2 to Item 404(d) of Regulation
S-K.

Amended Annual Report on Form 10-K filed August 4, 2010

5.   We note the June 30, 2010 dates on the certifications filed as exhibits to your August 4,
2010 amendment. Please include current certifications with your amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie Kim, Esq.—Richardson & Patel LLP